August 24, 2012

Karl Hiller, Branch Chief
Mark Wajciechowski, Examiner
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:         Petron Energy II, Inc.
Amendment No. 1 to Form 8-K Filed May 25, 2012
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 16, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 21, 2012
File No. 333-160517

Dear Mr. Hiller:

Petron Energy, II., a Nevada corporation (the “Company”), has received and reviewed your letter of April 4, 2012, pertaining to the Company’s above-referenced filings as filed with the Securities & Exchange Commission (the “Commission”).

Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated April 4, 2012.

Amendment No. 1 to Form 8-K Filed May 25, 2012

General

We note your disclosure on page 44 incorporating by reference the Form 10-K and Form 10-Q filed April 16, 2012 and May 21, 2012, respectively. We also note that you have not complied with various prior comments concerning disclosures in your current report on Form 8-K.  We have additional comments in this letter on the corresponding sections of your periodic reports.  You will need to similarly revise your current report to clarify and resolve the deficiencies noted.

RESPONSE: After review, we have amended the Filing (Form 8-K) to correct the referenced discrepancies and to confirm that the information is consistent with the periodic filings.

1.
You are responsible for the content and accuracy of all filings you make with the Commission.  Please revise to eliminate the suggestion under “Forward Looking Statements” at page 2 that you “cannot guarantee [the] accuracy” of your “forward- looking statements.”

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RESPONSE: We have amended the Filing to remove the referenced language.

Form 10-K for Fiscal Year Ended December 31, 2011

General

3.
Please revise as necessary to ensure that your disclosure is both consistent and accurate. For example, at page 14 you indicate that you have three directors, but reference to the disclosure at page 55, including footnote 1 to the Director Compensation table, as well as to the signature page (page 61), suggests otherwise.

RESPONSE: We have amended the Filing throughout to correct any inconsistencies.

4.
As advised in previous comment one from our letter dated April 4, 2012, you must file a Form 10-Q for the first quarter of your fiscal year ending August 31, 2012, which ended November 30, 2011, to comply with Rule 13a-13 and Rule 13a-10(e)(1) of Regulation 13A.

RESPONSE: We will file a transition report on Form 10QT to comply.

5.	Explain the relationship of “Petron Energy, Inc. and its successor, Petron,” entities to which you refer on page 33, to the registrant.

RESPONSE: “Petron Energy, Inc.” as referenced on this page refers to the private corporation Petron Energy, Inc.  Whereas, the “successor, Petron” describes the public entity Petron Energy II, Inc. as referenced on the first page of the filing, from time to time, it may be referred to as Petron.

6.	Disclose how many persons are providing services to the company pursuant to the Management Services Agreement with ASL Energy Corp., and if any are affiliates, identify them by name.

RESPONSE: One person is providing services from ASL (Dan Vesco); Mr. Vesco is not an affiliate. We have revised the filing to include this information.

7.	Describe the assets which are the subject of the Asset Acquisition Agreement with ONE Energy Capital Corp. and its affiliates.

RESPONSE: Please see attached assets of One Energy acquired in the Asset Acquisition Agreement. We have revised the filing to include this information.

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Properties, page 21

8.
As noted in previous comment four, since you are now engaged in oil and gas operations, you must comply with the disclosure requirements of Subpart 1200 of Regulation S-K. Please amend your filing to include the required information.

RESPONSE: We have amended the filing to include the required information.

Management ’s  Discussion  and  Analysis,  page  24

9.
You will need to disclose information concerning your results of operations and liquidity to comply with Item 303 of Regulation S-K.  Please ensure that you adhere to Instructions 1 through 5 in formulating your disclosure.

RESPONSE: We have revised the Filing to disclose information concerning results of operations and liquidity in compliance with Item 303 of Regulation S-K:

10.	In your liquidity discussion, disclose what your plans are with regard to capital expenditures over the next twelve months.

RESPONSE: We have revised the Filing to disclose what our plans are with regard to capital expenditures over the next twelve months.

Financial Statements

General

11.
Your disclosure on page 12, referring to an inception date of August 2008 and indicating that you are a development stage enterprise because you have not generated any revenue, is not consistent with disclosure on page F-7 identifying an incorporation date of June 2007, and your reporting of revenues on page F-4.  Given that you are reporting predecessor operations in this annual report and asserting that these are the historical operations of a business that was acquired by the registrant in January 2012, you will need to revise your filing to acknowledge and speak from the standpoint of the predecessor, as advised in prior comment three, from our letter dated April 4, 2012.  In addition, if you regard the revenues reported in your financial statements as insignificant you will need to amend your financial statements to include the information prescribed by FASB ASC 915.

RESPONSE: The disclosures on page 12 related to inception date and revenues are incorrect.  The company’s inception is June 2007 and revenues were approximately $199,387 and $236,052 for the years ended December 31, 2011 and 2010, respectively.  The disclosures on page 12 have been changed to reflect the correct information.

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12.
Revise your disclosure of various financial metrics in the last paragraph on page 11 as necessary to reconcile with the corresponding information reported in your financial statements.  This disclosure should be current and reflect your standing as the successor to the business operations of your predecessor provided that the disclosures indicating this transaction has been completed are correct.

RESPONSE: Many of the financial metrics were incorrect therefore corrections have been made to the disclosures on page 11.

Note 1 –  Incorporation and Nature of Operations, page F-7

13.
Modify your disclosure about the “Plan of Merger” stating “Petron Energy Special Corp. was merged into its wholly owned subsidiary, Petron Energy II, Inc.” on January 3, 2012, to distinguish this transaction from the “Asset Purchase Agreement” discussed on pages 5 and 6, under which all of the assets of Petron Energy Special Corp. would be transferred to Petron Energy II Inc. in exchange for 17 million shares, pending the satisfaction of certain conditions, which according to those disclosures had not been met as of April 16, 2012.  If these are two distinct arrangements then expand your disclosures in the Business section to include details of your Plan of Merger and to explain the significance of having not satisfied provisions of the Asset Purchase Agreement if ownership of such assets were conveyed with ownership of Petron Energy Special Corp.

RESPONSE: Note 1 was amended to reflect a discussion of the “Asset Purchase Agreement” as well as the “Plan of Merger”.  These are two distinct arrangements.

Note 3 –  Reverse Merger Transaction, page F-11

14.
We note that you are characterizing the August 9, 2011 transaction between shareholders as a reverse merger.  Since the change in control did not result from any share issuance by Restaurant Concepts of America Inc., this transaction does not constitute a reverse merger and should therefore be differentiated in your accounting and disclosure from the possible merger of Petron Energy Special Corporation and Petron Energy II Inc. on January 3, 2012.  Further, we note that you have presented a variety of information under this note that is inconsistent with your disclosures on pages 4, 5 and 6 of your annual report; and page 11 in your Form 10-Q.  For example, disclosure in the quarterly report indicates that the issuance of 60 million restricted shares in exchange for 60 million unrestricted shares, and an incremental issuance of 18,654,541 restricted shares in exchange for the business of Petron Energy Special Corporation, occurred on January 3, 2012; while disclosures in the fourth paragraph on page 5 and in the seventh paragraph of page 6 of your annual report state that the transactions contemplated by the Asset Purchase Agreement, under which you would be issuing 17 million shares, had not occurred as of the date this filing was made, which was April 16, 2012.  In contrast to both of these inconsistent statements, your disclosures in Note 3 to your annual financial statements indicate these transactions had been completed as of December 31, 2011.

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There also appear to be a variety of omissions from your disclosure under this heading. For example, in the second paragraph on page 5 you state that you had arranged for the immediate issuance of 3 million shares to transfer equipment from Petron Energy Special Corporation to Petron Energy II in connection with the Second Amendment to your Asset Purchase Agreement on August 31, 2011, yet you have not mentioned this element of your transaction under this heading, nor in Note 6 Related Party Transactions or Note 9 Stockholders Equity.  We would expect some discussion to clarify the significance of the equipment subject to this transaction relative to the overall business and rationale for conveyance apart from the assets to be exchanged for 17 million shares.

You will need to revise your disclosures and accounting as necessary to clarify and resolve the discrepancies.  You should specify the actual dates of completing each step or transaction referenced, and clarify the nature of your reliance on effective dates which do not coincide with actual dates on which shares have been issued or assets have been acquired or sold, along with your rationale.  If you have not merged the business of Petron Energy Special Corporation with the legal entity previously known as Restaurant Concepts of America Inc., you should contact us by telephone in advance of formulating your reply for further guidance.

RESPONSE: The January 3, 2012 merger was simply a statutory merger between the two entities under Nevada state law to create a single entity.  This transaction has nothing to do with the acquisition of Petron Energy Special Corp (“PESC”) by Petron Energy II (“PEII”).

The substance of the merger transaction was that Floyd Smith agreed to purchase 10,000,000 of the 10,110,003 outstanding common shares of Restaurant Concepts of America, Inc. (“RC”) from three individuals for $232,500 which represented 98.9% of the ownership of RC.  Per the “Asset Purchase Agreement” and amendments thereto, Mr. Smith cancelled 9,400,000 of the shares issued which resulted in Mr. Smith owning only 84.5% of the outstanding shares.  Mr. Smith purchased the ownership in RC so that the shareholders in a private company (PESC) could exchange their common stock in PESC for shares in RC.  This transaction did result in a change of control in ownership of RC.  After the initial stock transactions, Mr. Smith determined that the actual number of shares to be issued to PESC’s shareholders were 78,511,478 and the 60,000,000 stock certificate to Mr. Smith was cancelled.  The final ownership percentage of PESC’s shareholders in the public entity was 87.7%.  There was no incremental issuance of common shares related to the statutory merger of PEII and PESC on January 3, 2012.

The acquisition of PEII by PESC (a reverse merger) was considered complete at the time the $232,500 was paid and the stock certificates of three shareholders of RC were cancelled and the 60,000,000 share stock certificate was issued to Mr. Floyd Smith.

Whether the merger of PEII and PESC is in fact a reverse merger or a simple purchase transaction, the accounting would not be material different since the balance sheet of PEII just prior to the merger reflected no assets, liabilities of $114,074 and stockholders’ deficit of $114,074.  All of these balances plus the net loss to August 9, 2011 of $29,268 of PEII are clearly immaterial.

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15.
Tell us whether the assets and related operating activity of the entity formerly known as Restaurant Concepts of America Inc. are included in your financial statements as of and for the year ended December 31, 2011.

RESPONSE: RC had no assets, $114,074 of liabilities and retained deficit of $14,074.  After August 9, 2012, the liabilities were assumed by PESC and all operations of RC were included in the consolidated financial statements of PEII from August 10, 2011 to December 31, 2011.

16.
Your disclosure indicates that you intended to provide pro forma information and states that you are missing a graphic reference.  Please modify your disclosures to remedy any deficiencies and to provide any required information.

RESPONSE: The notes 3 and 4 were reprinted and “[Missing Graphic Reference]” was removed.  No graphic was omitted.

Note 11 – Subsequent Events, page F-20

17.
We note your disclosure stating that you have no significant events to report for the period from December 31, 2011 to April 16, 2012.  Given your disclosures on page 11 of your March 31, 2012 quarterly report, indicating that Petron Energy Special Corp any Petron Energy II Inc. merged on January 3, 2012, tell us how you are able to support the lack of disclosure under this heading.

RESPONSE: The January 3, 2012, “Plan of Merger” was to effect a statutory merger under state law and did not change the consolidated financial statements. The “Plan of Merger” event was disclosed in Note 1.

Supplemental Information on Oil and Gas (Unaudited)

Reserve Information, page F-20

18.
You state that estimates of proved oil and gas reserves utilized in the preparation of the financial statements were prepared by independent petroleum engineers.  Please obtain and file a report from the independent petroleum engineer with the information required by Item 1202 (a)(8) of Regulation S-K

RESPONSE: We have obtained a report from the independent petroleum engineer and will file with the information required by Item 1202 (a)(8) of Regulation S-K:

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19.
We note you have disclosed information about your proved oil and gas reserves and standardized measure of discounted future net cash flows for 2011.  As noted in previous comment six, such disclosure is necessary for each period covered by the required financial statements.  Please expand your disclosure to include comparable information for 2010 to comply with FASB ASC 932-235-50

RESPONSE: We were a private company in 2010 and no reserve report was required.

20.
Tell us how the estimate of future production costs utilized in computing your standardized measure of discounted future net cash flows complies with FASB ASC 932-235-50-31(b), given your 2011 production costs per unit.

RESPONSE: Our rework cost have been much higher during the initial phases of rework operations, many of these cost will not be duplicated on these wells in the future, because of this we estimate future rework cost will be lower.

Controls and Procedures, page 50

Management’s Annual Report on Internal Control over Financing Report, page 50

21.
We note your statement that as of August 31, 2011 management assessed the effectiveness of you internal controls over financial reporting. Per Item 308(a)(3) of Regulation S-K, management's assessment of the effectiveness of internal control over financial reporting should be performed as of the end of the most recent fiscal year. As such, please revise to explain if such assessment occurred as of December 31, 2011, and the results of such assessment.

RESPONSE: We have revised the Filing on Page 50 to include the following language:

“As of December 31, 2011, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments.”

Executive Compensation, page 54

22.	The Summary Compensation Table required by Item 402(n) of Regulation S-K is missing, even though you refer to it on page 54. Please revise your disclosure to add this table.

RESPONSE: We have revised the Filing to contain the above referenced table as required by Item 402(n) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 56

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23.
The tabular disclosure which appears at page 57 significantly differs from the presentation of comparable information at page 32 of the Form 8-K/A filed on May 25, 2012, and it also is inconsistent with information that appears elsewhere regarding Mr. Smith’s beneficial ownership.  It also includes a number of footnote references which do not match up with the provided footnotes.  Please provide corrected disclosure as necessary, and explain the reason(s) for any remaining tabular discrepancies.  We also note that some of the percentages provided in the table in the Form 8-K/A do not appear to match the numbers provided.  Please revise or advise

RESPONSE: We have revised the Filings to provide consistency among all referenced Filings.  There appeared to be discrepancies as the tables referenced different ended periods which each had Mr. Smith with a certain amount of shares on that closing date.  Some additional errors seem to have occurred when transcribing the table and the corresponding footnotes.

Principal Accountant Fees and Services, page 59

24.	Update your disclosures to also include amounts for your current auditor, KWCO, PC, to comply with Item 14 of the Form instructions.

RESPONSE: The disclosures have been updates to also include amounts for the current auditor, KWCO, PC in compliance with Item 14 of the form instructions ($340,636).

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Financial Statements

General

25.
Please revise the accounting and disclosure in your interim report as necessary to comply with all applicable comments written on your annual report. Please also number the pages sequentially and include any missing disclosures pertaining to your financial statements between pages F-5 and 8.

RESPONSE: Note 1 was changed to reflect changes in Note 1 included in the financial statements in the amended Form 10-K

26.
Add disclosure to describe the assets acquired in exchange for the Series B Preferred Stock. Identify the interests in properties acquired and indicate the status of the underlying properties. If these were producing properties submit an analysis of significance in determining that financial statements were not required to be filed to comply with Rule 3-05 of Regulation S-X.  Also disclose the conversion provisions associated with the Series B Preferred Stock to comply with FASB ASC 505-10-45-3.  If you agreed to transfer common shares having value of $5.9 million in the future, rather than a fixed number of shares, submit the analysis you performed and cite the authoritative guidance you relied upon, in determining you would not apply liability accounting to this arrangement.

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RESPONSE: Note 3 was expanded to explain what was purchased, with descriptions.  A description of the preferred stock was also added.  Since the preferred stock was issued and outstanding, these preferred shares were considered common stock equivalents, due to the required automatic conversion feature.  These potential common shares had no effect on the weighted average shares outstanding since they were anti- dilutive.

The transaction with ONE Energy was treated as a purchase of assets with the purchase price being determined at date of closing of the transaction.  The only unknown fact is the exact number of common shares that the preferred shares will be converted into, however the value of those common shares was determined at the time of closing of the transaction.  If the value of the shares issued in the purchase transaction were recorded as a liability until conversion time, the affect would be to create a $4,291,000 stockholders’ deficit balance at March 31, 2012.  This was deemed inappropriate since the purchase transaction was completed on February 9, 2012.

Note 1 –  Incorporation and Nature of Operations, page F-5

27.
Modify your disclosure to explain how the elements of the Plan of Merger and Asset Purchase Agreement which were unresolved when filing your annual report have been addressed. Also explain the accounting implications of having an effective date for the merger which differs from the actual date.

RESPONSE: Note 1 has been changed to comply with the changes made to the financial statement in Form 10-K.  There were no material unresolved issues when the annual report was filed.  As explained in Note 1 the “Asset Purchase Agreement” was entered on August 12, 2011.  PEII acquired all the assets of Petron Energy Special Corp.  The January 3, 2012 “Plan of Merger” simply merged the two Companies into a single entity.

Note 3 –  Asset Impairment, page 8

28.
We understand that you valued the Series B Preferred Stock at $5.9 million even though you had obtained a reserve report indicating that the assets to which you ascribed this amount had a fair value of $344 thousand.   Tell us how you are able to show compliance with FASB ASC 805-50-30-2 or 30-5 as applicable, and submit the details of ownership that you considered in determining whether this was a transaction between entities under common control.

RESPONSE: The agreement with ONE Energy was negotiated by the Company, prior to any reserved reports being prepared.  The agreement with ONE Energy requires the issuance of convertible preferred stock with a deemed value of $5,910,000.  This is the value which will be used by the Company to determine the number of common shares ultimately issued based on the Company current stock price at the date of conversion.  The Company’s management believes that the oil and gas leases purchased have an ultimate value far greater than that set forth in the reserve report as of March 31, 2012.  There was no solid evidence of this belief therefore the investment was written down to the estimated reserve value since the reserve report is an estimate of value rather than an absolute value, the value of the common shares to be issued was deemed to be the recorded value.  There was no common ownership of the Company and ONE Energy and absolutely no common control.

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In connection with the Company’s responding to the comments set forth in the April 4, 2012 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/ Floyd L. Smith
Floyd L. Smith
Chief Executive Officer

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